UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

January 28, 2026

(Date of earliest event reported)

Qorvo, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36801	46-5288992
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

7628 Thorndike Road, Greensboro, North Carolina 27409-9421
(Address of principal executive offices)
(Zip Code)

(336) 664-1233
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	QRVO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on October 27, 2025, Qorvo, Inc., a Delaware corporation (“Qorvo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), Qorvo, Comet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Skyworks (“Merger Sub I”), and Comet Acquisition II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Skyworks (“Merger Sub II”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, (i) Merger Sub I will merge with and into Qorvo (the “First Merger”), with Qorvo surviving the First Merger as a wholly owned subsidiary of Skyworks (the “Surviving Corporation”), and (ii) immediately following the First Merger, and as the second step in a single integrated transaction with the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving entity in the Second Merger and a wholly owned subsidiary of Skyworks.

On December 4, 2025, Skyworks filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a prospectus with respect to the shares of Skyworks’ common stock to be issued in the First Merger and a joint proxy statement for Skyworks’ and Qorvo’s respective stockholders. On December 19, 2025, Skyworks filed Amendment No. 1 to the Registration Statement. The Registration Statement was declared effective on December 23, 2025, and Skyworks filed a final prospectus on December 23, 2025, and Qorvo filed a definitive proxy statement on December 23, 2025 (together, the “Joint Proxy Statement/Prospectus”). Skyworks and Qorvo commenced mailing the Joint Proxy Statement/Prospectus to their respective stockholders on or about December 23, 2025.

Each of Qorvo and Skyworks will hold a special meeting of its stockholders on February 11, 2026, in connection with the transactions contemplated by the Merger Agreement as further described in the Joint Proxy Statement/Prospectus.

Litigation Related to the Mergers

Following the announcement of the Merger Agreement, as of the date of this Current Report on Form 8-K, two lawsuits challenging the Mergers have been filed in the Supreme Court of the State of New York, County of New York (each, a “Lawsuit” and, collectively, the “Lawsuits”). The first Lawsuit, captioned Dennis Kelly v. Skyworks Solutions, Inc. et. al. (No. 650358/2026), was filed on January 20, 2026, and the second Lawsuit, captioned Michael Kent v. Skyworks Solutions, Inc., et. al. (No. 650386/2026), was filed on January 21, 2026. In addition, Skyworks and Qorvo have each received demand letters from certain purported stockholders of Skyworks and Qorvo, as applicable, that allege deficiencies and/or omissions in the Registration Statement (collectively, the “Demand Letters” and together with the Lawsuits, the “Matters”). The Matters each allege that, among other things, the Joint Proxy Statement/Prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Mergers and seek additional disclosures to remedy these purported deficiencies. The Lawsuits additionally seek injunctive relief, rescission, and damages. Skyworks and Qorvo believe that the allegations in the Matters are without merit. There can be no assurances that additional lawsuits or additional demands will not be filed or made against Skyworks and/or Qorvo with respect to the Mergers. If this occurs, neither Skyworks nor Qorvo will necessarily announce them.

Qorvo and Skyworks believe that the disclosures set forth in the Joint Proxy Statement/Prospectus comply fully with applicable law and exchange rules and that no further disclosure beyond that already contained in the Joint Proxy Statement/Prospectus is required under applicable law or exchange rules. However, in order to avoid nuisance, cost and distraction, to preclude any efforts to delay the completion of the Mergers, and to provide additional information to their respective stockholders, and without admitting any culpability, liability or wrongdoing and without admitting the relevance or materiality of such disclosures, Skyworks and Qorvo are voluntarily supplementing the Joint Proxy Statement/Prospectus with the disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Skyworks and Qorvo specifically deny all allegations in the Matters, including that any additional disclosure was or is required.

Supplemental Disclosures to the Joint Proxy Statement/Prospectus

The Supplemental Disclosures should be read in connection with the Joint Proxy Statement/Prospectus, which should be read in its entirety, including all risk factors and cautionary notes contained therein. All page references are to pages in the Joint Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus. To the extent that information in the below Supplemental Disclosures differs from, or updates information contained in, the Joint Proxy Statement/Prospectus, the information in the below Supplemental Disclosures will supersede or supplement the information in the Joint Proxy Statement/Prospectus. Except as otherwise described in the below Supplemental Disclosures or the documents referred to, contained in or incorporated by reference herein, the Joint Proxy Statement/Prospectus, the annexes to the Joint Proxy Statement/Prospectus and the documents referred to, contained in or incorporated by reference in the Joint Proxy Statement/Prospectus are not otherwise modified, supplemented or amended. For clarity, new text within restated paragraphs from the Joint Proxy Statement/Prospectus is highlighted with bold, underlined text, while deleted text is ~~bold and stricken-through~~.

The third paragraph on page 97 of the Joint Proxy Statement/Prospectus under the section with the heading “Certain Unaudited Prospective Financial Information—Certain Qorvo Unaudited Prospective Financial Information—Qorvo Management Unaudited Projections” is hereby amended and supplemented as follows:

The Qorvo Management Unaudited Qorvo Projections were prepared by Qorvo’s senior management on a standalone basis based on assumptions they considered to be reasonable based on facts known at the time of preparation. Such assumptions related to, among other things, maintaining or growing Qorvo’s share in the segments in which it operates; completing announced factory consolidation activities; maintaining cost discipline; executing tariff mitigation strategies; achieving design wins with existing customers; and executing on potential acquisitions, divestitures and other strategic investments. As such assumptions are subject to risks and uncertainties, when preparing the Qorvo Management Unaudited Qorvo Projections Qorvo’s senior management evaluated, among other things, the potential risks of weakening demand for customers’ products, falling short of productivity expectations, losing share to competitors, and failing to execute tariff mitigation strategies. Qorvo’s senior management did ~~and do~~ not take into account the Transactions, including any costs incurred in connection with the Mergers or the other transactions contemplated thereby or any changes to Qorvo’s operations or strategy that may be implemented after the consummation of the Mergers in preparing the Qorvo Management Unaudited Qorvo Projections. As a result, actual results likely will differ, and may differ materially, from those contained in the Qorvo Management Unaudited Qorvo Projections. See “Risk Factors—Risks Related to the Mergers—Qorvo’s and Skyworks’ financial forecasts are based on various assumptions that may not prove to be correct” for additional information.

The first bullet on page 103 of the Joint Proxy Statement/Prospectus under the section with the heading “Opinion of Skyworks’ Financial Advisors—Opinion of Qatalyst Partners—Discounted Cash Flow Analysis—Standalone Company” is hereby amended and supplemented as follows:

(a)	the implied net present value of the estimated future unlevered free cash flows (“UFCFs”) of Skyworks, based on the Skyworks Management Unaudited Projections for the fiscal year 2026 through fiscal year 2029 (which implied present value was calculated using a range of discount rates of 12.5% to 14.5%, based on an estimated weighted average cost of capital for Skyworks, as calculated by Qatalyst Partners utilizing the capital asset pricing model and inputs based on Qatalyst Partners’ professional judgment);

The second bullet on page 103 of the Joint Proxy Statement/Prospectus under the section with the heading “Opinion of Skyworks’ Financial Advisors—Opinion of Qatalyst Partners—Discounted Cash Flow Analysis—Pro Forma Combined Company” is hereby amended and supplemented as follows:

subtracting the estimated net debt of the Combined Company as of September 30, 2025, of approximately $3.34 billion, calculated as Skyworks’ net debt as of September 30, 2025, of approximately ($388 million), as provided by the management of Skyworks, plus Qorvo’s net debt, inclusive of equity method investments, as of September 30, 2025, of approximately $430 million, as provided by the management of Qorvo, plus cash consideration to be paid in the transaction (calculated as $32.50 cash per share multiplied by the number of shares of Qorvo Common Stock outstanding, as provided by the management of Qorvo), plus estimated transaction fees and expenses, as provided by the management of Skyworks, taking into account the Mergers; and

The first and second paragraphs on page 114 of the Joint Proxy Statement/Prospectus under the section with the heading “Opinion of Qorvo’s Financial Advisor—Qorvo Financial Analyses—Qorvo Selected Trading Company Analysis” are hereby amended and supplemented as follows:

From this analysis, Centerview then applied the multiple reference range of 9.0x to 11.0x to Qorvo’s estimated EBITDA for calendar year 2026 as provided in the Qorvo Forecasts to derive a range of implied enterprise values for Qorvo. Centerview then divided these implied equity values by the number of fully diluted outstanding shares of Qorvo Common Stock (calculated using the treasury stock method, taking into account the dilutive impact of restricted stock units and performance stock units) of approximately 96.1 million outstanding as of October 24, 2025, as directed by Qorvo management and as set forth in the Qorvo Internal Data, to derive a range of implied values per share of Qorvo Common Stock.

Centerview also applied the multiple reference range of 13.0x to 17.0x to Qorvo’s estimated net income for the calendar year 2026 as provided in the Qorvo Forecasts. Centerview then divided these implied equity values by the number of fully diluted outstanding shares of Qorvo Common Stock (calculated using the treasury stock method, taking into account the dilutive impact of restricted stock units and performance stock units) of approximately 96.1 million outstanding as of October 24, 2025, as directed by Qorvo management and as set forth in the Qorvo Internal Data, to derive a range of implied values per share of Qorvo Common Stock.

The second and third paragraphs on page 114 of the Joint Proxy Statement/Prospectus under the section with the heading “Opinion of Qorvo’s Financial Advisor—Qorvo Financial Analyses—Discounted Cash Flow Analysis” are hereby amended and supplemented as follows:

In performing this analysis, Centerview calculated a range of illustrative equity values for Qorvo by discounting to present value as of October 24, 2025 (using discount rates ranging from 13.0% to 15.0% based on Centerview’s analysis of Qorvo’s weighted average cost of capital, determined using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience and using a mid-year convention): (a) the forecasted after tax unlevered free cash flows (burdened) of Qorvo over the period beginning on October 1, 2025, and ending on December 31, 2030, as set forth in the Qorvo Forecasts and (b) a range of implied terminal values of Qorvo at the end of the forecast period shown in the Qorvo Forecasts, applying a range of terminal multiples to Qorvo’s projected EBITDA for the 12 months ending December 31, 2031, ranging from 9.0x to 11.0x. Centerview then (i) subtracted from this range Qorvo’s estimated debt as of September 30, 2025 of approximately $1.6 billion, and (ii) added Qorvo’s cash as of September 30, 2025 of approximately $1.1 billion, in each case as set forth in the Qorvo Internal Data.

Centerview then divided the result of the foregoing calculations by the number of fully diluted outstanding shares of Qorvo Common Stock (calculated using the treasury stock method, taking into account the dilutive impact of restricted stock units and performance stock units) of approximately 96.1 million outstanding as of October 24, 2025, as directed by Qorvo management and as set forth in the Qorvo Internal Data ~~and as set forth in the Qorvo Internal Data~~, resulting in an implied per share equity value range for the shares of Qorvo Common Stock of $92.47 to $116.60 per share. Centerview then compared this range the value of the Merger Consideration of $103.58 per share of Qorvo Common Stock implied by the closing price of Skyworks Common Stock on October 24, 2025 (the last full trading day prior to the date on which the Qorvo Board met to approve the Transactions).

The fourth and fifth paragraphs on page 115 of the Joint Proxy Statement/Prospectus under the section with the heading “Opinion of Qorvo’s Financial Advisor—Skyworks Financial Analyses—Skyworks Selected Public Trading Company Analysis” are hereby amended and supplemented as follows:

From this analysis, Centerview then applied the multiple reference range of 9.0x to 11.0x to Skyworks’ estimated EBITDA for calendar year 2026 as provided in the Skyworks Forecasts to derive a range of implied enterprise values for Skyworks. Centerview then divided these implied equity values by the number of fully diluted outstanding shares of Skyworks Common Stock (calculated using the treasury stock method, taking into account the dilutive impact of in-the-money stock options, restricted stock units and performance stock units) of approximately 156.6 million outstanding as of October 24, 2025, as directed by Qorvo management and as set forth in the Skyworks Internal Data, to derive a range of implied values per share of Skyworks Common Stock.

Centerview also applied the multiple reference range of 13.0x to 17.0x to Skyworks’ estimated net income for the calendar year 2026 as provided in the Skyworks Forecasts. Centerview then divided these implied equity values by the number of fully diluted outstanding shares of Skyworks Common Stock (calculated using the treasury stock method, taking into account the dilutive impact of in-the-money stock options, restricted stock units and performance stock units) of approximately 156.6 million outstanding as of October 24, 2025, as directed by Qorvo management and as set forth in the Skyworks Internal Data, to derive a range of implied values per share of Skyworks Common Stock.

The first and second paragraphs on page 116 of the Joint Proxy Statement/Prospectus under the section with the heading “Opinion of Qorvo’s Financial Advisor—Skyworks Financial Analyses—Discounted Cash Flow Analysis” are hereby amended and supplemented as follows:

In performing this analysis, Centerview calculated a range of illustrative equity values for Skyworks by discounting to present value as of October 24, 2025 (using discount rates ranging from 13.0% to 15.0% based on Centerview’s analysis of Skyworks’ weighted average cost of capital, determined using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience and using a mid-year convention): (a) the forecasted after tax unlevered free cash flows of Skyworks over the period beginning on October 1, 2025, and ending on December 31, 2030, as set forth in the Skyworks Forecasts and (b) a range of implied terminal values of Skyworks at the end of the forecast period shown in the Skyworks Forecasts, applying a range of terminal multiples to Skyworks’ projected EBITDA for the 12 months ending December 31, 2031, ranging from 9.0x to 11.0x. Centerview then (i) subtracted from this range Skyworks’ estimated debt of approximately $1.0 billion as of September 30, 2025, and (ii) added Skyworks’ cash of approximately $1.4 billion as of September 30, 2025, in each case as set forth in the Skyworks Internal Data.

Centerview then divided the result of the foregoing calculations by the number of fully diluted outstanding shares of Skyworks Common Stock (calculated using the treasury stock method, taking into account the dilutive impact of in-the-money stock options, restricted stock units and performance stock units) of approximately 156.6 million outstanding as of October 24, 2025, as directed by Qorvo management and as set forth in the Skyworks Internal Data, resulting in a an implied per share equity value range for the shares of Skyworks Common Stock of $75.23 to $95.21 per share.

The second bullet on page 117 of the Joint Proxy Statement/Prospectus under the section with the heading “Opinion of Qorvo’s Financial Advisor—Other Factors” is hereby amended and supplemented as follows:

Selected Precedent Transactions Analysis. Centerview reviewed the financial terms, to the extent publicly available, of selected completed transactions since 2014 involving target companies with operations in the semiconductor sector that Centerview deemed comparable, based on its professional judgment and experience, to the Transactions. For each of these selected precedent transactions, Centerview calculated and analyzed enterprise value based on transaction price as a multiple of the target company’s Wall Street research analyst consensus estimated next 12 months EBITDA (an “EV/NTM EBITDA”). The selected precedent transactions reviewed were as follows:

Announcement Date	Acquiror	Target	Enterprise Value ($bn)
March 1, 2018	Microchip Technology Inc.	Microsemi Corp.	$10.2
November 18, 2015	ON Semiconductor Corporation	Fairchild Semiconductor International, Inc.	$2.4
May 28, 2015	Avago Technologies Limited	Broadcom Corporation	$32.7
March 1, 2015	NXP Semiconductor N.V.	Freescale Semiconductor, Ltd.∙	$16.5
June 9, 2014	Analog Devices, Inc.	Hittite Microwave Corporation	$2.0
February 24, 2014	RF Micro Devices, Inc.	TriQuint Semiconductor, Inc.	$1.6

Based upon the multiples for the selected precedent transactions and Centerview’s professional judgment and experience, Centerview selected an EV/NTM EBITDA reference range for Qorvo of 8.5x to 14.0x, and applied such multiples to Qorvo’s EBITDA for the next 12 months, based on the Qorvo Forecast, to obtain an approximate implied enterprise value reference range. Centerview then divided these approximate implied enterprise value reference range by the number of fully diluted outstanding shares of Qorvo Common Stock (calculated using the treasury stock method, taking into account the dilutive impact of restricted stock units and performance stock units) of approximately 96.1 million outstanding as of October 24, 2025, as directed by Qorvo management and as set forth in the Qorvo Internal Data, to derive a range of approximate implied equity values per share of Qorvo Common Stock of $80.80 to $136.09.

The amounts set forth in the “Total” column in the first table on page 131 of the Joint Proxy Statement/Prospectus under the section with the heading “Quantification of Potential Payments and Benefits to Qorvo’s Named Executive Officers, Other Executive Officers and Non-Employee Directors in Connection with the Mergers—Golden Parachute Compensation” are hereby amended and restated as follows:

Executive Officers	Total ($)
Robert A. Bruggeworth, President and Chief Executive Officer	~~32,294,193~~ 31,756,525
Grant A. Brown, Senior Vice President and Chief Financial Officer	~~11,331,472~~ 11,191,753
Philip Chesley, Senior Vice President and President of High Performance Analog	~~6,635,374~~ 6,534,717
Steven E. Creviston, Senior Vice President and President of Connectivity and Sensors	~~7,641,906~~ 7,526,118
Paul J. Fego, Senior Vice President of Global Operations	~~8,312,431~~ 8,186,486

The amount set forth in respect of Philip Chesley under the “Bonus” column in the second table on page 131 of the Joint Proxy Statement/Prospectus under the section with the heading “Quantification of Potential Payments and Benefits to Qorvo’s Named Executive Officers, Other Executive Officers and Non-Employee Directors in Connection with the Mergers—Golden Parachute Compensation” is hereby amended and restated as follows:

Executive Officers	Bonus ($)
Philip Chesley, Senior Vice President and President of High Performance Analog	~~723,830~~ 723,820

Important Information About the Proposed Transaction and Where to Find It

In connection with the Mergers, Skyworks has filed with the SEC the Registration Statement, which includes a prospectus with respect to the shares of Skyworks’ common stock to be issued in the Mergers and a joint proxy statement for Skyworks’ and Qorvo’s respective stockholders. The Registration Statement was declared effective on December 23, 2025, and Skyworks filed a final prospectus on December 23, 2025, and Qorvo filed a definitive proxy statement on December 23, 2025. The Joint Proxy Statement/Prospectus was mailed to stockholders of Skyworks and Qorvo on or about December 23, 2025. Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers.

INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Skyworks, Qorvo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Skyworks and Qorvo in connection with the Mergers under the rules of the SEC.

Information about the interests of the directors and executive officers of Skyworks and Qorvo and other persons who may be deemed to be participants in the solicitation of stockholders of Skyworks and Qorvo in connection with the Mergers and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus filed with the SEC.

Information about Skyworks’ directors and executive officers and their ownership of Skyworks’ common stock is set forth in Skyworks’ proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 28, 2025, as well as in the Joint Proxy Statement/Prospectus. To the extent that holdings of Skyworks’ securities have changed since the amounts printed therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Qorvo’s directors and executive officers and their ownership of Qorvo’s common stock is set forth in Qorvo’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 26, 2025. To the extent that holdings of Qorvo’s securities have changed since the amounts printed in Qorvo’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Skyworks’ and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Skyworks’ and Qorvo’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’ and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’ or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Skyworks’ common stock; (x) legislative, regulatory and economic developments affecting Skyworks’ and Qorvo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’ or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’ or Qorvo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’ and Qorvo’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Skyworks and Qorvo. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus. While the list of factors presented here and in the Joint Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’ or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Qorvo, Inc.

By:	/s/ Grant A. Brown
Grant A. Brown
Senior Vice President and Chief Financial Officer

Date: January 28, 2026

[Signature Page to Form 8-K]